SANDSTORM GOLD ANNOUNCES RECORD PRODUCTION, COMPLETES SALE OF US$18 MILLION OF EQUINOX SECURITIES AND PROVIDES ASSET UPDATES

Vancouver, British Columbia — January 3, 2018 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) is pleased to announce record gold equivalent production in 2017, the sale of US$18 million of securities of Equinox Gold Corp. (“Equinox”), as well as recent updates from the Company’s royalty properties.

—Sandstorm Sells Record Number of Gold Equivalent Ounces in 2017

During the 2017 year, Sandstorm sold approximately 54,600 attributable gold equivalent ounces1 (FY 2016 – 49,731 ounces), the highest yearly total in Company history. The attributable gold equivalent ounces were generated from 20 streams and royalties, with approximately 80% of the ounces coming from operations run by major and mid-tier mining companies.

—Sandstorm Sells Securities of Equinox for Proceeds of US$18 Million; Business Combination to form Equinox Gold Completed

Sandstorm has completed the sale of US$15 million worth of Equinox convertible debentures and US$3.2 million of Equinox common shares to Ross Beaty. The sale was previously announced on October 25, 2017 and was subject to the closing of the business combination between Trek Mining, NewCastle Gold Ltd. and Anfield Gold Corp., which was completed on December 22, 2017. The new entity, Equinox, has approximately C$98 million in cash and marketable securities and a US$85 million credit facility. With the available capital, the Aurizona project in Brazil is fully funded to production.

The final key permit for restarting construction and mining at Aurizona was received in November, allowing Equinox to complete construction activities and expand the mill throughput to 8,000 tonnes per day. Early works construction is underway and Equinox is on track to pour gold at Aurizona in late 2018. The operation is expected to produce an average of 136,000 ounces of gold per year.

For more information, visit the Equinox website at www.equinoxgold.com and see the press releases dated November 16, 2017 and December 22, 2017.

Sandstorm has a 3% - 5% sliding scale net smelter returns (“NSR”) royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a 190,073 hectare package of exploration ground adjacent to the Aurizona project. An exploration agreement with AngloGold Ashanti Limited (“AngloGold”) was announced in 2016, whereby AngloGold may invest US$14 million in exploration to earn a 70% interest in Aurizona Greenfields.

—Development Continues at Hot Maden

Lidya Madencilik San. ve Tic. A.Ş. (“Lidya Madencilik”) is continuing to advance the Hot Maden project located in northeast Turkey. Recent work has included mine design, metallurgical test work, geotechnical analysis, environmental studies and exploration drilling. This work is culminating in a Pre-Feasibility study which is on track to be released in the first half of 2018.

Approximately 25,000 metres of infill and exploration drilling has been completed at Hot Maden during 2017. Recent drill highlights include:

•	HTD-157: 28.0 metres of 47.5 g/t gold and 1.65% copper from 287.0 metres including,
o	7.0 metres of 97.6 g/t gold and 3.86% copper from 308.0 metres;
•	HTD-159: 3.5 metres of 32.3 g/t gold and 0.87% copper from 165.5 metres and 4.0 metres of 7.4 g/t gold and 1.74% copper from 210.0 metres.

For QA/QC information see the appendix of this news release. Sandstorm has a 30% profits interest and a 2% NSR royalty on the Hot Maden project.

—Columbus Gold and Nordgold Announce Decision to Proceed with Construction on Montagne d’Or

Columbus Gold Corp. (“Columbus Gold”) and Nord Gold SE (“Nordgold”) announced the decision to proceed with construction of the Montagne d’Or gold mine in French Guiana. Commencement of construction is subject to additional requirements including a public consultation and the receipt of required permits and authorizations. The Environmental and Social Impact Study is expected to be submitted during the first quarter of 2018 and the mine permit application is expected to be completed in the third quarter of 2018.

For more information, visit the Columbus Gold website at www.columbusgoldcorp.com and see the press release dated December 18, 2017.

Sandstorm has a 1.0% NSR royalty on the Montagne d'Or project.

—Antofagasta Earning into Ball Creek Property

Evrim Resources Corp. (“Evrim”) announced that they have signed a definitive agreement with Antofagasta plc (“Antofagasta”) to earn into the Ball Creek property in northwestern British Columbia. Under the terms of the agreement, Antofagasta can earn an initial 51% by spending US$6 million over a six year period. Antofagasta has committed to spending US$300,000 as a firm commitment, during the first year of the agreement. If Antofagasta chooses to earn their initial interest, they may elect to earn an additional 19% interest by spending either US$25 million or completing a Pre-Feasibility study.

For more information, visit the Evrim website at www.evrimresources.com and see the press release dated May 15, 2017.

Sandstorm holds a 2% NSR royalty on the Ball Creek property.

—Sandstorm Completes Disposition of Cote d’Ivoire Assets and Files Early Warning Report

Awalé Resources Limited (“Awalé”) has completed the acquisition of several Cote d’Ivoire assets that were previously controlled by Mariana Resources Ltd., which was acquired by Sandstorm in July 2017. As consideration for the transaction, Sandstorm received a 2% NSR royalty over the Bondoukou, Abengourou and Odienné projects areas and will receive C$400,000 in cash or shares of Awalé on each anniversary of the acquisition until commercial production is achieved.

The land package Awalé holds is currently 1,589 km2, with application for an additional 2,393 km2. In 2018, the planned work at Bondoukou includes geochemistry followed up by 5,000 to 7,500 metres of RC drilling to test targets. A regional survey is expected to commence at Odienné and reconnaissance mapping and sampling is planned at Abengourou.

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the acquisition of an aggregate of 3,137,200 common shares (“Awalé Shares”) and 500,000 share purchase warrants (“Awalé Warrants”) of Awalé. Sandstorm acquired 1,000,000 shares and 500,000 warrants pursuant to a private placement conducted by Awalé. The remaining 2,137,200 shares were acquired by Sandstorm upon the conversion of certain debt owed by Awalé to Sandstorm in connection with the Cote d’Ivoire transaction.

With the acquisition of Awalé Shares, Sandstorm now holds an approximately 10.9% of the outstanding common shares. If Sandstorm exercises the Awalé Warrants, it would then hold 12.4% of the then issued and outstanding Awalé shares (on a partially diluted basis).

The acquisition of the Awalé Shares by Sandstorm was effected for investment purposes. Sandstorm may from time to time acquire additional securities of Awalé, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

The early warning report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Awalé’s SEDAR profile at www.sedar.com.

For more information, visit the Awalé website at www.awaleresources.com and see the press releases dated November 15, 2017 and December 29, 2017.

—McEwen Announces Timmins Exploration Program

McEwen Mining Inc. (“McEwen”) announced a strategic financing of US$10 million to accelerate exploration at their properties near Timmins, Ontario, with a focus on the Black Fox property. Deep exploration drilling below the bottom of the known mineralization at Black Fox is a high priority and a program of deep directional exploration drilling from surface is underway. Black Fox currently hosts resources to a depth of 880 metres.

Another important target on the Black Fox property is the area around the Froome deposit, located 800 metres to the west of the Black Fox mine. An additional exploration program has been proposed to test the geologic structure to the northwest and southeast of the mine.

For more information, visit the McEwen website at www.mcewenmining.com and see the press release dated December 1, 2017.

Sandstorm has a gold stream agreement to purchase 8% of the gold produced from Black Fox at an ongoing cost of US$531 per ounce.

—Metanor Hits Multiple Gold-Bearing Shear Zones at Barry and Begins Underground Drilling Moroy Veins at Bachelor Lake

Metanor Resources Inc. (“Metanor”) has announced that their ongoing exploration program at the Barry gold deposit has successfully identified multiple gold bearing shear zones. The results from this drilling campaign continue to expand the size and confirm the continuity of these structures. Metanor has identified the presence of mineralization along a strike length of 900 metres and to a depth of 550 metres. Highlighted drill intercepts in the quartz-pyrite veins associated with the shear zones include:

•	MB-17-113: 2.6 metres of 7.8 g/t gold from 165.0 metres;
•	MB-17-118: 4.0 metres of 5.2 g/t gold from 230.0 metres;
•	MB-17-120: 4.3 metres of 5.8 g/t gold from 422.0 metres; and
•	MB-17-122: 2.0 metres of 14.5 g/t gold from 308.0 metres.

A drilling program is also underway at the Bachelor Lake mine. Metanor began the development of an exploration drift to test the extension of the Moroy veins at depth. The exploration drift development is expected to reach the Moroy veins in January 2018, after which the development team will verify the lateral extension and the continuity of the veins. Assay results from the first two holes are shown below:

•	MY17-001: 2.0 metres of 4.6 g/t gold from 302.1 metres;
•	MY17-002: 0.6 metres of 20.4 g/t gold from 327.6 metres and 1.2 metres of 41.6 g/t gold from 375.3 metres.

During Metanor’s annual general meeting, they provided a list of goals for 2018. These goals included accessing and developing the Moroy deposit, exploring Bachelor and Moroy at depth, obtaining all environmental authorizations to increase the mill capacity to 2,400 tonnes per day and increasing annual production at Bachelor Lake to 50,000 ounces.

The goals related to the Barry deposit include completing an underground bulk sample and exploring the Urban-Barry Camp. By 2020, Metanor has set a goal to reach a production rate of 100,000 ounces of gold per year.

Sandstorm amended the Bachelor Lake gold stream with Metanor on October 1, 2017.  Sandstorm will receive a minimum of 1,500 ounces of gold per quarter until 12,000 ounces of gold have been delivered and then the gold stream will then convert to a 3.9% NSR royalty. In addition to this, Sandstorm holds an additional 1.0% NSR royalty on Bachelor Lake. At Barry, Sandstorm has a NSR royalty of 4.4%-4.9%.

True widths are estimated to range between 70%-95% of core lengths at Barry and 65%-85% of core lengths at Bachelor Lake. Grades were uncapped at both Barry and Bachelor Lake. For more information and full drill results, visit the Metanor website at www.metanor.ca and see the press releases dated November 2, 2017 and November 15, 2017.

—Alexandria Continues to Expand Shallow Gold Mineralization at Orenada Zone 4

Alexandria Minerals Corporation (“Alexandria”) announced the assay results from 10 drill holes completed in its summer exploration program at Orenada Zone 4. The Zone 4 project is located at the western end of Alexandria’s 35 kilometre-long Cadillac Break property package. The reported results confirm gold mineralization east of the Zone 4 open pit over a 250 metre strike length and expand the limits of the 2009 resource estimate. Highlights of the reported drill intercepts include:

•	OAX-17-168: 17.5 metres of 8.6 g/t gold from 24.8 metres and 35.7 metres of 4.3 g/t gold from 223.3 metres;
•	OAX-17-156: 131.5 metres of 1.7 g/t gold from 104.9 metres including 47.2 metres of 2.7 g/t gold from 189.2 metres; and
•	OAX-17-160: 127.8 metres of 1.0 g/t gold from 125.0 metres including 33.5 metres of 1.5 g/t gold from 125.0 metres.

Eric Owens, President and CEO of Alexandria stated “These exciting results emphasize potential for both growth and grade at Zone 4. We are finding a very robust core area that extends 1,100 metres along strike, down to 300 metres at depth and continues to be open in all directions. Our ongoing geologic and resource modelling efforts are being confirmed and strengthened as results come in. With assay results pending for 70 holes, we expect further great results for the rest of the year.”

Lengths are reported as drill core lengths but are considered to be close to true vertical thickness; vertical depth is estimated at 97% of core length. Assay intersections are reported using a 0.5 g/t Au cut-off for bulk runs, and a 2.0 g/t Au cut-off for the higher-grade veins. For more information and complete drill results, visit the Alexandria website at www.azx.ca and see the press release dated October 26, 2017.

Sandstorm holds a 1% NSR royalty and NSR buy-back rights on the Cadillac Break property group in the Val d’Or area.

—Gowest Gold Intersects 66.7 g/t Gold Over 2.5 Metres at Bradshaw

Gowest Gold Ltd. (“Gowest”) reported assay results from their recently completed underground infill drilling program at the Bradshaw gold deposit. Results have been received from 17 of the 29 holes drilled in this campaign and assay results from the remaining holes are expected in the coming weeks. Drill result highlights include:

•	BGM17-045-015: 2.5 metres of 66.7 g/t gold from 73.0 metres including 1.0 metre of 156.0 g/t gold;
•	BGM17-045-004: 1.75 metres of 11.0 g/t gold from 84.8 metres including 0.5 metres of 26.5 g/t gold; and
•	BGM17-045-014: 1.1 metres of 16.4 g/t gold from 95.1 metres including 0.5 metres of 32.2 g/t gold.

Underground development is advancing at Bradshaw in preparation for a 30,000-tonne bulk sample. The bulk sample is being taken from an area of the deposit closest to the portal opening and ore will be sorted to increase the head grade before being trucked to the Liberty Mill where a saleable concentrate will be produced.

The above intervals reflect approximate true widths of the mineralization. Reported gold values are uncapped. For more information and complete drill results, visit the Gowest website at www.gowestgold.com and see the press release dated November 29, 2017.

Sandstorm holds a 1% gross smelter returns royalty on Bradshaw.

—Appendix

All assay data from the Hot Maden project was provided to Sandstorm by Lidya Madencilik.  Most samples are 1.0 or 2.0 metres in width. Drill hole intercepts are approximately 75-85% of true thickness.  The previously mentioned drill intercepts were calculated using a 1.0 g/t Au low grade cut-off and assays were not capped. The minimum reported interval is 2.0 meters @ 1.0 g/t Au; intercepts may include one sample interval of internal dilution and one interval of adjacent dilution.

Main Zone: HTD-157 (TD: 462m)

Drill hole HTD 157  was drilled to the east (090) on section 2075N within  the southern end of the known resource. The hole was inclined at an angle of -54°. (Technical Report - PEA dated March 1, 2017). The hole intercepted the west dipping gold and copper mineralized zone hosted in the andesite unit.

South Zone: HTD-159 (TD: 369)

Drill hole HTD 159 was drilled to the east within the north end of the South Zone at an angle of -56. The hole contains multiple zone of gold mineralization hosted within the dacite breccia unit.

Hot Maden mineralized intervals presented in this press release are drill intersection widths and may not represent true widths of mineralisation. Drill core obtained from the diamond drill program was dominantly HQ-sized core with the remainder being PQ-sized core. All drill core was photographed and quick logged prior to sampling. Standard sampling protocol involved the halving of all drill core and sampling over generally 1 metre intervals in clearly mineralized sections or 2.0 metre intervals elsewhere, with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis. Samples have been analysed at ALS Laboratories’ facility in Izmir, western Turkey. All samples have been analysed for gold using a 30 gram Fire Assay with AAS finish (or Screen Fire Assay for higher grade samples), in addition to a 32 element ICP-AES analysis of an aqua regia digest. Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (10 ppm), Cu (10,000 ppm), Fe (15%), Pb (10,000 ppm), and Zn (10,000 ppm) were reanalysed using the AAS analytical technique. Standards and blanks were inserted in to the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples.

Reference: NI-43-101 Technical Report: PEA Hot Maden Gold Copper Project, Artvin Province, Turkey; March 1, 2017; McDiarmid, J. et al., RungePincockMinarco.

—Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Note 1
Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 175 royalties, of which 21 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178